UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 Table of Contents

Item	Description
1	Relevant event

 1Q22-ResultsConference Call

 Disclaimer and Forward-Looking Statement  This presentation may contain forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.The Company presented some figures converted from Argentine pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.Note: Loma Negra’s financial information has been prepared in accordance with the Argentine Securities Commission (Comisión Nacional de Valores-CNV) and with International Financial Reporting Standards.  Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date, together with comparable results, should be restated adjusting for the change in general purchasing power of the local currency, using official indices. For comparison purposes and a better understanding of our underlying performance, in addition to presenting ‘As Reported’ results, we are also disclosing selected figures as previously reported excluding rule IAS 29. Additional information in connection with the application of rule IAS 29 can be found in our earnings report.  1

2022 has started strongly for LOMA

- **Cement business** continues to deliver world class margin with demand maintaining a solid momentum
- **As reported results**
  - **Net revenues** -5.5% to Ps. 19.3 billion (US$ 171 million; +20.2%)
  - **Adjusted EBITDA** -11.2% to Ps. 6.5 billion (US$ 60 million; +13.9%)
  - **Net Profit** of Ps. 3.0 billion
- **Consolidated Adjusted EBITDA margin** reached 33.6%, contracting 214 bps YoY and expanding 27 bps from 4Q21
- **Solid balance sheet with** Net Debt to LTM Adj. EBITDA ratio of -0.15x
- **Returning value to our shareholders.** On April LOMA paid a US$ 45 million dividend



Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

2

 Macro & Industry contextRevenues and Volumes  3

Industry´s momentum remains solid

GDP Growth[1] (YoY Growth, %)



2.9
-2.6
-2.1
-9.9
10.3
3.2
2.1
2.1
2.9
17.9
11.9
8.6
2017
2018
2019
2020
2021
2022e
2023e
2024e
1Q21
2Q21
3Q21
4Q21

Construction Activity[2] & Monthly Industry Cement Sales[3] (YoY Growth, %)



ISAC
Cement Industry
70
35
28
21
19
21
23
19
12
7
8
6
8
2
5
4
-5
-2
7
16
2
8
10
4
May'21
Jun'21
Jul'21
Ago'21
Sep'21
Oct'21
Nov'21
Dic'21
Ene'22
Feb'22
mar'22
Apr'22

Monthly Industry Cement Sales[3] ('000 tons)



2018
2019
2020
2021
2022
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Industry Cement Sales by Type[3] (%)



58%
42%
58%
42%
70%
30%
61%
39%
63%
37%
60%
40%
2018
2019
2020
2021
1Q21
1Q22
Bulk
Bags

(1) Source INDEC and BCRA (Argentina Central Bank) Market Expectations (REM)
(2) Source INDEC: Construction activity indicator, ISAC (Indicador Sintético de la Actividad).
(3) Based on AFCP which reports standalone cement sales, while Loma Negra reports Cement, Masonry and lime sales
(4) Apr' 22 : As of the date of this presentation, ISAC figures were not released

4

   Revenue Performance:Cement, masonry & lime: decreased 6.5% YoY, with volumes expanding 6.6% with a softer pricing dynamicConcrete: down 17.5% YoY. Volumes down due to the impact of an extraordinary infrastructure work in 1Q21, partially offset with solid pricing performanceRailroad: increased by 10.8% YoY. Volumes expanding by 6.2%, coupled with positive pricing performanceAggregates: surged by 89.0% YoY. Volume increase of 35.6% coupled with a recovery in pricing  Sales Volumes (1)  Revenues (AR$ million) (2)  Total Net Revenues  19,310  20,436  -5.5%   Sales volumes include inter-segment salesSales revenues include inter-segment sales and Other segments        1Q22  1Q21  % Chg.     Cement, masonry & lime  MM Tn  1.48  1.38  6.6%    Concrete  MM m3  0.12  0.16  -25.2%    Railroad  MM Tn  1.05  0.99  6.2%    Aggregates  MM Tn  0.24  0.18  35.6%                 1Q22  1Q21  % Chg.     17,106  18,299   -6.5%    1,456  1,765   -17.5%    1,637  1,477   10.8%    395  209  89.0%     Growth in Cement volumes,Revenue down 5.5%      5

 Business Performance  6

 Consolidated gross profit declined 13.0% YoY, with gross margin contracting 288 bps to 33.4% mainly impacted by lower top line performance for the 1Q22 and higher depreciations due to the completion of L’Amalí second line Compression in cement margin partially offset by an improvement in the other segments SG&A increased by 9.2% YoY, reaching 9.5% as % of sales  Tighter margins on 1Q22      7  Gross Profit & Margin    Gross Margin  33.4%  36.2%  -13.0%    Selling, General & Administrative  As a % of Sales  8.2%  9.5%  +9.2%    AR$ Million  AR$ Million

Strong EBITDA generation for the fist quarter

- **Consolidated Adjusted EBITDA of US$ 60 million** in the 1Q22, down 11% when measured in Ps.

- **Consolidated Adjusted EBITDA Margin** reached 33.6%, down 214 bps YoY, expanding 27 bps from 4Q21

- **By segments**
  - **Cement, masonry cement and lime segment** Adjusted EBITDA margin stood at 37.4%, contracting 332 bps YoY primarily due to lower top line performance
  - **Concrete** Adjusted EBITDA margin recovered 924 bps almost reaching positive ground to -0.8% from -10.1% in 1Q21
  - **Railroad** Adjusted EBITDA margin improved 351 bps YoY to 5.9% due to better pricing and growth in transported volumes.
  - **Aggregates** Adjusted EBITDA margin recovered but remains negative 4,6% from -11.2% in 1Q21



Adjusted EBITDA & Margin
AR$ Million
Adjusted EBITDA Margin
35.7%
33.6%
-11.2%
7,299
6,484
1Q21
1Q22
US$ million
52
60

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

8

 Bottom line Financial performance  9

 Net Profit Attributable to Owners     AR$ Million  Net Profit breakdown:Adjusted EBITDA decreased by 11.2% YoYTotal finance cost of Ps. 25 million in 1Q22 compared to a net gain of Ps.219 million in 1Q21Foreign exchange loss of Ps. 153 million in 1Q22, compared to Ps. 33 million gain in 1Q21Gain on net monetary position was Ps.962 million in 1Q22 compared to Ps.866 million on 1Q21Net Financial expense, decreased by Ps. 205 million to Ps. 474 million compared to Ps. 679 million YoY due to a lower average debt, and a lower FX depreciation effect compared with the evolution of the inflation rate Net Profit Attributable to Owners of the Company in 1Q22 was Ps. 3.2 billion, down from Ps. 4.0 billion in 1Q21.   Finance Costs, net   AR$ Million    49  2  Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.  Net Profit down affected by lower operating performance      10

Robust balance sheet with positive cash position

- **Cash position and Investments** of Ps. 5.1 billion and total debt at Ps. 1.0 billion as of end of 1Q22
- **Net Cash position** of Ps. 4.1 billion (US$ 37 mm) with Debt reduction of US$15 million in the quarter
- **Net Debt/ LTM Adj. EBITDA ratio** of -0.15x in 1Q22 compared with -0.12x in FY21
- **In 1Q22, Operating cash generation** was Ps. 2.3 billions with lower profitability coupled with seasonal working capital effect
- **Capital expenditures** of Ps.0.6 billion in 1Q22, showing a strong reduction after the completion of L'Amalí expansion
- **Share Repurchased in 1Q22** amounted Ps. 0.6 billion

Debt Maturity schedule


Ps.
USD
US$ Million
46
3
1
1
4
Cash Position
2Q 2022
3Q 2022
4Q 2022
2023

Cash Flow Highlights

amounts expressed in millions of pesos	1Q22	1Q21
Net cash generated by operating activities	2,301	4,543
Net cash used in investing activities	(603)	(4,066)
Net cash (used in) generated by financing activities	(2,469)	(1,084)
Cash and cash equivalents at the end of the period	**3,015**	**6,776**

Debt by Currency


Ps.
23%
US$ 9
MM
US$
77%

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

11

2021 Outlook  12

 After the strong volumes in 2021, the first months of 2022 are confirming our view of a sustained growth for the yearAmid the outcome of geopolitical disruptions, that affected in particular the energy market, we remain focused on delivering strong results leveraged on our production capacity and operating efficiency Local political and macro economical challenges remains uncertain, with high levels of inflation threatening the growth perspectives and tensions in the FX side.  2022 Outlook      13

 Financial Tables  14

 Adjusted EBITDA Reconciliation & Margin

 Balance Sheet

 Income Statement

 Statement of Cash Flows

 Thank you!  IR ContactMarcos I. GradinChief Financial Officer and Investor RelationsDiego M. JalónHead of Investor Relations+54 (11) 4319-3050investorrelations@lomanegra.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

By:	/s/	Marcos I. Gradin
Name:		Marcos I. Gradin
Title:		Chief Financial Officer

Date: May 24, 2022